Exhibit 8.1


                              List of Subsidiaries
                              --------------------

     The following is a list of the Company's significant subsidiaries, all of which were organized in Mexico:

Radio stations:
---------------

XEQR, S.A. de C.V.
XERC, S.A. de C.V.
XEEST, S.A. de C.V.
XEQR-FM, S.A. de C.V.
XERC-FM, S.A. de C.V.
XEJP-FM, S.A. de C.V.
XEDKR-AM, S.A. de C.V.
Radio Red, S.A. de C.V.
Radio Red-FM, S.A. de C.V.
Radio Sistema Mexicano, S.A.
Estacion Alfa, S.A. de C.V.
Emisora 1150, S.A. de C.V.


Marketing companies:
--------------------

Grupo Radio Centro, S.A. de C.V.
Radio Centro Publicidad, S.A. de C.V.
GRC Publicidad, S.A. de C.V.
GRC Medios, S.A. de C.V.


Service  companies:
-------------------
Promotora Tecnica de Servicios Profesionales, S.A. de C.V.
Publicidad y Promociones Internacionales, S.A. de C.V.
Promo Red, S.A. de C.V.


Real estate companies:
----------------------
Universal de Muebles e Inmuebles, S.A. de C.V.
Inmobiliaria Radio Centro, S.A. de C.V.


Sub-holding companies:
----------------------
Desarrollos Empresariales, S.A. de C.V.
Radiodifusion Red, S.A. de C.V.
Enlaces Troncales, S.A. de C.V.